June 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Jay Ingram
Legal Branch Chief

Re:	Perma-Fix Environmental Services, Inc.; Registration Statement on Form S-3, filed April 7, 2009; Commission File No. 333-158472

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Perma-Fix Environmental Services, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-158472), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on Friday, June 26, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irwin H. Steinhorn, Esquire, or Mark H. Bennett, Esquire at (405) 272-5711, if you have any questions or comments.

Very truly yours, PERMA-FIX ENVIRONMENTAL SERVICES, INC.

By:	/s/ Ben Naccarato
Ben Naccarato, Vice President and Chief
Financial Officer

cc:	Dr. Louis F. Centofanti
Irwin H. Steinhorn, Esquire
Edward M. Kelly, Senior Counsel (Securities and Exchange Commission)